

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Jagi Gill
Chief Executive Officer, President and Chairman
Viveon Health Acquisition Corp.
c/o Gibson, Deal & Fletcher, PC
Spalding Exchange
3953 Holcomb Bridge Road
Suite 200
Norcross, GA 30092

      Re: Viveon Health Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed November 1, 2022
          File No. 001-39827

Dear Jagi Gill:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Tahra Wright, Esq.